Exhibit 4.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

BIODELIVERY SCIENCES INTERNATIONAL, INC.

Acting pursuant to Sections 151(a) and (g) of the Delaware General Corporation Law, the undersigned, Francis E. O’Donnell, Jr., the duly elected and acting Chairman, President and Chief Executive Officer of BioDelivery Sciences International, Inc., a Delaware corporation, hereby certifies that the Board of Directors of the Company duly approved the following Certificate of Designation of Series B Convertible Preferred Stock of the Company on August 23, 2004, and that the Certificate of Incorporation of the Company expressly authorizes the Board to so designate and issue one or more series of preferred stock, par value $.001 per share, of the Company. The designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof in respect of the shares said Series B Convertible Preferred Stock of the Company are as described in the following resolution, duly adopted by the Board of Directors of the Company:

“WHEREAS, the Certificate of Incorporation of BioDelivery Sciences International, Inc., a Delaware corporation (the “Company”) authorizes a class (or classes) of up to five million (5,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”), and provides that such Preferred Stock may be issued from time to time in one or more series and vests authority in the Board of Directors of the Company (the “Board”) to fix or alter the rights, preferences, privileges, restrictions and other matters granted to or imposed upon any wholly unissued series of the Preferred Stock; and

WHEREAS, it is the desire of the Board to fix and determine the rights, preferences, privileges, restrictions and other matters relating to nine hundred and forty-one thousand one hundred and seventy-seven (941,177) shares of Series B Convertible Preferred Stock of the Company (the “Series B Stock”).

NOW, THEREFORE, BE IT RESOLVED, that pursuant to authority expressly granted to and vested in the Board by the Certificate of Incorporation of the Company, there is hereby created, out of the five million (5,000,000) shares of Preferred Stock authorized in Article FOURTH of the Certificate of Incorporation a series of Preferred Stock, consisting of nine hundred and forty-one thousand one hundred and seventy-seven (941,177) shares and having the designations, powers, number, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof set forth below:

A. Authorized Number. Nine hundred and forty-one thousand one hundred and seventy-seven (941,177) shares of the authorized shares of Preferred Stock are hereby designated “Series B Convertible Preferred Stock.”

B. Ranking. The Series B Stock shall rank, as to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company: (a) senior to the shares of common stock, par value $.001 per share, of the Company (the “Common Stock”), (b) senior to the shares of Series A Non-Voting Convertible Preferred Stock, par value .001 per share (“Series A Stock”), (c) senior to any other class or series of capital stock issued by the Company which by its terms ranks junior to the Series B Stock (collectively, with the Common Stock and the Series A Stock, the “Junior Stock”), (d) pari passu with any class or series of capital stock issued by the Company which by its terms ranks pari passu with the Series B Stock (the “Parity Stock”) and (e) junior to any class or series of capital stock issued by the Company which by its terms ranks senior to the Series B Stock (the “Senior Stock”).

C. Designation. The rights, preferences, privileges, restrictions and other matters relating to Series B Stock are as follows:

1. Dividend Rights.

(a) Computation and Preference of Cumulative Cash Dividends. Subject to the rights of the holders of any Parity Stock or Senior Stock which may be issued from time to time by the Company, the holders of the outstanding shares of Series B Stock shall be entitled to receive, out of any funds legally available therefor, prior and in preference to any declaration or payment of any cash dividend on any shares of Junior Stock, cash dividends or distributions on a cumulative (but not compounding) basis at the annual rate of four and one-half percent (4.5%), compounded annually, of the Series B Face Amount (as defined below), calculated on a 360-day per year basis, based on the actual number of days elapsed. Such dividends shall be payable only when, as and if declared by the Board of Directors and shall be cumulative (but not compounding) and shall accrue from the date of the initial issuance of the applicable shares of Series B Preferred by the Company. No dividends or other distributions shall be made on or with respect to any shares of Junior Stock unless, prior thereto, all declared and unpaid dividends on the Series B Stock shall be declared, set aside and paid on all the then outstanding shares of Series B Stock, payable as if such shares of Series B Stock were fully converted into shares of Common Stock. As used in this Certificate of Designations, the term “Series B Face Amount” shall mean an amount equal to $4.25 per share of Series B Stock (subject to equitable adjustment for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the Company’s capital structure (collectively, “Splits”)).

(b) Certain Calculation Conventions. For purposes of calculating dividends for the Series B Stock, on each anniversary of the issuance date for such share of Series B Stock, the accrued and unpaid dividends for the prior one year shall be deemed added to the Series B Face Amount, for purposes of calculating the amount of dividends on the Series B Stock thereafter. Dividends on the outstanding shares of Series B Stock shall accrue from day to day on each share from the date of original issuance of such share, whether or not earned or declared, and shall accrue until paid. All numbers relating to calculation of cumulative dividends shall be subject to equitable adjustment in the event of any Splits.

(c) In-Kind Distributions. The holders of the outstanding shares of Series B Stock shall be entitled to receive in-kind distributions of property made by the Company (including, without limitation, in the case of a distribution by the Company spin-off of limited liability company interests in the Company’s subsidiary, Bioral Nutrient Delivery, LLC) on an as converted basis.

(d) Payment in Common Stock. Each dividend on the outstanding shares of the Series B Stock shall be paid, at the sole election of the Company, in either cash or in shares of Common Stock. If the Company elects to pay dividends in shares of Common Stock, dividends shall be paid in full shares only, with an additional share to be paid for any fractional shares. Upon conversion of any shares of the Series B Stock, the dividends provided for under this Section (C)(1) shall cease to accrue, provided, however, that any dividends declared on the Common Stock to be received upon conversion of the shares of Series B Stock (the “Conversion Shares”) shall accrue on any such Conversion Shares, including shares of Common Stock received in payments of the dividends provided for under this Section (C)(1).

2. Voting Rights. The holders of shares of Series B Stock shall not have any voting or approval rights whatsoever. Notwithstanding the foregoing, the Company shall not amend or modify this Certificate of Designations without the prior written consent of the holders of a majority of the then outstanding shares of Series B Stock.

3. Liquidation Rights.

(a) Subject to the rights of the holders of any Parity Stock or Senior Stock which may be issued from time to time by the Company, upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of Series B Stock shall be entitled to be paid out of the assets of the Company an amount per share of Series B Stock equal to the Series B Face Amount (as adjusted for any Splits), plus all declared and unpaid dividends on such shares of Series B Stock, if any (collectively, the “Series B Liquidation Preference).

(b) After the payment of the full Series B Liquidation Preference, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of any Junior Stock, including the holders of Common Stock. The holders of Series B Stock shall not participate in any such distribution of remaining assets.

(c) Subject to the rights of the holders of any Parity Stock or Senior Stock which may be issued from time to time by the Company, if, upon any liquidation, distribution, or winding up, the assets of the Company shall be insufficient to make payment in full of the Series B Liquidation Preference to all holders of Series B Stock, then such assets shall be distributed among the holders of Series B Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

4. Redemption.

(a) No Redemption by Series B Stock Holders. There shall be no obligation on the part of the Company to redeem any shares of Series B Stock nor any right of any holder of Series B Stock to submit any such shares for redemption or otherwise cause the Company to purchase such shares.

(b) Optional Redemption by the Company.

(i) Generally. If not earlier redeemed, part or all of the Series B Stock shall be subject to optional redemption by the Company at any time prior to conversion at a redemption price equal to the Series B Face Amount per share plus any accrued but unpaid dividends thereon (the “Redemption Price per Share”).

(ii) Number of Shares Subject to Redemption. Any redemption of fewer than all outstanding shares of Series B Stock effected pursuant to this Section (C)4(b) shall be made on a pro-rata basis among the holders of the Series B Stock in proportion to the shares of Series B Stock then held by them.

(iii) Redemption Date; Notice of Redemption. Any date on which a redemption is effectuated shall be known herein as the “Series B Redemption Date.” At least 10 but no more than 30 days prior to each Series B Redemption Date written notice shall be delivered to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series B Stock to be redeemed, at the address, fax number or e-mail address last shown on the records of the Company for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Series B Redemption Date, the Redemption Price per Share, the place at which payment may be obtained and calling upon such holder to surrender to the Company, in the manner and at the place designated, its certificate or certificates representing the shares to be redeemed (the “Series B Redemption Notice”).

(iv) Redemption Procedure.

(A) Except as provided in Section (C)4(c) below, on or after the Series B Redemption Date, each holder of Series B Preferred Stock to be redeemed shall surrender to the Company the certificate or certificates representing such shares, in the manner and at the place designated in the Series B Redemption Notice, and thereupon the Series B Redemption Price per Share for the aggregate shares redeemed shall be paid to the order of the person or entity (“Person”) whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event that less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(B) From and after the Series B Redemption Date, unless there shall have been a default in payment in connection with such redemption, all rights of the holders of shares of Series B Stock designated for redemption in the Series B Redemption Notice as holders of Series B Stock (except the right to receive the redemption price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

(c) Certain Redemption Restrictions. Subject to the rights of the holders of any Parity Stock or Senior Stock which may be issued from time to time by the

Company, if funds of the Company legally available for redemption of shares of Series B Stock on any Series B Redemption Date are insufficient to redeem the total number of shares of Series B Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Series B Stock. The shares of Series B Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. Subject to the rights of other series of Preferred Stock which may from time to time come into existence, at any time thereafter when additional funds of the Company are legally available for the redemption of shares of Series B Stock, such funds will immediately be used to redeem the balance of the shares which the Company has become obliged to redeem on any Series B Redemption Date but which it has not redeemed.

5. Conversion Rights. The holders of Series B Stock shall have the following rights with respect to the conversion of Series B Stock into shares of Common Stock:

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section (C)(5), all or any portion of the shares of Series B Stock held by the holders thereof may be converted, at the option of the holders thereof, into fully-paid and non-assessable shares of Common Stock at any time following (but not prior to) the earliest to occur of:

(i) the occurrence of a Change of Control; or

(ii) April 1, 2006.

The number of shares of Common Stock to which a holder of Series B Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series B Stock Conversion Rate (as defined below) then in effect by the number of shares of Series B Stock being converted. As used herein, the term “Change in Control” shall mean the occurrence of one or more of the following events: (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person (together with such Person’s affiliates and associates within the meanings set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended), in a single transaction or through a series of related transactions, of securities of the Company ordinarily having the right to elect a majority of directors or other individuals performing similar functions, (b) any sale or disposition, in a single transaction or through a series of related transactions, of all or substantially all of the assets of the Company, other than leases, licenses and/or distribution arrangements entered into by the Company consistent with industry practice with respect to non-sale transactions, (c) any merger or consolidation of the Company with or into another Person, or (d) the adoption of a plan relating to the liquidation or dissolution of the Company.

(b) Conversion Rate. The conversion rate in effect at any time for conversion of the Series B Stock (the “Series B Stock Conversion Rate”) shall be the quotient obtained by dividing the Series B Face Amount by the Series B Stock Conversion Price (as defined below).

(c) Conversion Price. The conversion price for Series B Stock (the “Series B Stock Conversion Price”) shall initially be Four Dollars and Twenty-Five Cents ($4.25) per share. Such initial Series B Stock Conversion Price shall be adjusted from time to time in accordance with this Section (C)(5). All references to Series B Stock Conversion Price herein shall mean the Series B Stock Conversion Price as so adjusted.

(d) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series B Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined by the Board) on the date of conversion.

(e) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(f) Notices. Any notice required by the provisions of this Section (C)5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(g) Mechanics of Conversion. Each holder of Series B Stock who converts the same into shares of Common Stock pursuant to this Section (C)(5) shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for Series B Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series B Stock being converted, which may be all or any portion of the shares of Series B Stock held by the holder. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series B Stock being converted. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series B Stock to be converted, and the Person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(h) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date that the first share of Series B Stock is issued (the “Series B Original Issue Date”) effect a subdivision of the outstanding Common Stock without a corresponding subdivision of Series B Stock, the Series B Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of Series B Stock, the Series B Stock Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section (C)(5)(h) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(i) Adjustment for Common Stock Dividends and Distributions. If the Company at any time or from time to time after the Series B Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series B Stock Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series B Stock Conversion Price then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B Stock Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B Stock Conversion Price shall be adjusted pursuant to this Section (C)(5)(i) to reflect the actual payment of such dividend or distribution.

(j) Adjustments for Other Dividends and Distributions. If the Company at any time or from time to time after the Series B Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, in each such event provision shall be made so that the holders of Series B Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Company which they would have received had their Series B Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section (C)5 with respect to the rights of the holders of Series B Stock or with respect to such other securities by their terms.

(k) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Series B Original Issue Date, the shares of Common Stock issuable upon the conversion of Series B Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section (C)(5)), in any such event each holder of Series B Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series B Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(l) Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Series B Original Issue Date, there is a capital reorganization of Common Stock (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section (C)(5)), as a part of such capital reorganization, provision shall be made so that the holders of Series B Stock shall thereafter be entitled to receive upon conversion of Series B Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section (C)(5) with respect to the rights of the holders of Series B Stock after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series B Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(m) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series B Stock Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of Series B Stock, if Series B Stock is then convertible pursuant to this Section (C)(5), the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series B Stock at the holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (1) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (2) the Series B Stock Conversion Price at the time in effect, (3) the number of Additional Shares of Common Stock and (4) the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Stock.

(n) Notices of Record Date. Upon: (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other entity, or any transfer of all or substantially all of the assets of the Company or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series B Stock at least ten (10) days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such acquisition, reorganization, reclassification, transfer, consolidation, merger, asset transfer, dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such acquisition, reorganization, reclassification, transfer, consolidation, merger, asset transfer, dissolution, liquidation or winding up.

(o) 19.99% Limitation. Notwithstanding anything in this Certificate of Designations to the contrary, without the prior approval of the Company’s stockholders, in no event shall the Company issue shares of Common Stock at any time upon conversion of the of: (i) the first $1.25 million face value of Series B Stock (representing 294,117 shares of Series B Stock), plus (ii) any additional shares of Series B Stock, the proceeds from the sale of which are used by the Company in connection with the acquisition Arius Pharmaceuticals, Inc., a Delaware corporation (“Arius”) plus (iii) all shares of Series A Stock (collectively, the “Aggregated Stock”) to the extent that the total aggregate number of shares of Common Stock issued or deemed to be issued at any time to any holder or all holders of the Aggregated Stock would exceed 19.99% of the issued and outstanding shares of Common Stock immediately prior to the effective time of the merger of Arius with and into Arius Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company.

6. No Reissuance of Series B Stock. No share or shares of Series B Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued. In addition, this Certificate of Designations shall be appropriately amended to effect the corresponding reduction in the Company’s authorized stock.

7. No Preemptive Rights. No stockholders of the Company, including, without limitation, the holders of Series B Stock, shall have preemptive rights.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Series B Convertible Preferred Stock to be duly executed by its President and Chief Executive Officer and attested to by its Secretary on this 3rd day of September, 2004.

BIODELIVERY SCIENCES INTERNATIONAL, INC.

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E. O’Donnell, Jr.
Title:	President and Chief Executive Officer

ATTEST:

/s/ James A. McNulty
James A. McNulty, Secretary